Exhibit 16.1

May 31, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:
We have read Item 4.01(a) on page 1 of Form 8-K dated May 31, 2018, of Pattern Energy Group Inc. and are in agreement with the statements contained within paragraphs one through three. We have no basis to agree or disagree with other statements of the registrant contained in Item 4.01(a).
Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the paragraph on page 1 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2016 and 2017 financial statements.
/s/ Ernst & Young LLP